Exhibit 10.30

April 4, 2005

Mr. Michael Short

Vivendi Universal Entertainment LLLP

1000 Universal Studios Plaza

Orlando, Florida 32819

Dear Mr. Short:

Vivendi Universal Entertainment LLLP (the “Company”) agrees to employ you and you agree to accept employment upon the terms and conditions set forth in this agreement (the “Agreement”).

1. Term. The term of this Agreement will commence on September 1, 2005 and continue until August 31, 2007 unless extended pursuant to subparagraph (a) below (the “Term”), or unless earlier terminated pursuant to the provisions of Paragraph 4.

(a) Option. The Company will have the following irrevocable option, exercisable at its sole discretion, to extend the Term, commencing upon the expiration of the preceding Term, upon all the same terms and conditions as during such preceding Term. Such option is exercisable by written notice given not later than one hundred eighty (180) days prior to the expiration of the Term preceding that for which such option is exercised:

(i) a period of two (2) years commencing on September 1, 2007 and continuing until August 31, 2009.

You agree and acknowledge that the Company has no obligation to extend the Term or to continue your employment after expiration of the Term, and you expressly acknowledge that no promises or understandings to the contrary have been made or reached. You also agree and acknowledge that, should the Company choose to continue your employment for any period of time following the expiration of the Term (including any extensions thereof), your employment with the Company will be “at will;” in other words, during any time following the expiration of the Term, the Company may terminate your employment at any time, with or without reason and with or without notice, and you may resign at any time, with or without reason and with or without notice.

Initials of employee

2. Duties. You agree to be employed and perform your exclusive services for the Company or one of its affiliates upon the terms and conditions of this Agreement. You will commence your services hereunder as Executive Vice President & Chief Financial Officer for Universal Orlando and you will perform the services requested from time to time by the Board of Directors of the Company or a duly authorized officer of the Company (the “Board”). You will not be required, without your consent, to perform your primary duties under this Agreement in a location other than in Orlando, Florida, except for required travel on the Company’s business.

3. Compensation and Related Matters.

(a) Base Salary. For all services rendered under this Agreement, commencing September 1, 2005, the Company will pay you base salary at an annual rate of Three Hundred Fifty Six Thousand Seven Hundred and 00/100 Dollars ($356,700.00), payable in accordance with the Company’s applicable payroll practices (“Base Salary”). The Base Salary reflected herein may not correspond exactly to the amount received in any given calendar year. Your Base Salary is paid biweekly and is calculated by dividing Base Salary by 26.08335. Any higher Base Salary paid to you subsequently will be deemed the annual rate for the purposes of this Agreement and will commence on the date determined by the Board.

The Company is not obligated to actually utilize your services, and payment and benefits as described in Paragraphs 4(a) and 4(c) will discharge the Company’s obligation under this Agreement.

(b) Bonus Compensation. You will be eligible to participate at a level appropriate to your position in the Vivendi Universal Entertainment LLLP (“VUE”) Annual Incentive Plan or any plan adopted in replacement thereof as determined by the Board and in accordance with the plan’s terms and conditions.

(c) Long Term Incentive Plan. You are eligible to participate at a level appropriate to your position in the Universal Orlando Long-Term Growth Plan (or any plan adopted in replacement thereof in which you are specifically designated as a participant) as determined by the Universal Orlando Park Advisory Board and in accordance with the plan’s terms and conditions. In addition, in accordance with the terms and conditions of the applicable General Electric plan and/or program as well as the specific terms of the particular grant, you shall be eligible to receive discretionary equity or equity-equivalent grants from time to time under a General Electric plan or program, as such grants are offered to similarly situated employees. You understand that all such awards, if any, are based on performance and are not guaranteed compensation. You understand and acknowledge that since you are eligible to participate in the Universal Orlando Long-Term Growth Plan, any awards made under any GE plan or program will take into consideration your participation in any Orlando Long-Term Growth Plan.

(d) Benefits. You will be entitled to participate in the benefit plans generally available to executive employees of the Company so long as the Company provides such plans and programs and subject to their terms and conditions, except that you will not participate in any severance plan of the Company. You will be entitled to accrue four (4) weeks vacation, with pay, during each calendar year, to take at such times as you and the Company may mutually agree upon, in accordance with current Company vacation policy.

(e) Expense Reimbursements/Deductions. During your employment, the Company will reimburse you for your reasonable and necessary business expenses in accordance with its then prevailing policy for similarly situated employees (which will include appropriate itemization and substantiation of expenses incurred). The Company is entitled to deduct from monies payable and reimbursable to you by the Company, all sums that you owe the Company or any of its affiliates at any time.

(f) Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state or local taxes as will be required to be withheld pursuant to any applicable laws or regulation.

4. Compensation Upon Certain Termination Events.

(a) Compensation Payable. Should your employment with the Company terminate, you will be entitled to the amounts and benefits shown on the following table, subject to Paragraphs 4(b) through 4(e). In the event of such termination, and except for payments noted in this Paragraph 4, the Company will have no further obligations to you under this Agreement.

Termination For Cause	Involuntary Termination	Disability	Death
Payment of (1) any accrued but unpaid Base Salary due you through termination, and (2) other unpaid amounts then due you under Company benefit plans or programs.	Same as for termination for Cause except that your Base Salary and benefits (other than benefits provided under (1) any plan qualified under Section 401(a) of the Internal Revenue Code, (2) any nonqualified pension plan and (3) any stock or cash incentive based plan) will also continue through the expiration of the Term, provided you meet the requirements in Paragraph 5 and subject to the terms and conditions of each benefit plan.	Same as for termination for Cause except that your Base Salary will continue until the earliest of (1) the 180th day following the start of your disability absence, or (2) your death and will be reduced by other Company-provided disability benefits available to you. Payment of a pro-rata portion of your bonus for the year of your termination.	Payment of (1) any accrued but unpaid Base Salary due you through your date of death, (2) a pro-rata portion of your bonus for the year of your termination and (3) other unpaid amounts then due you under Company benefit plans or programs, except that those payments will be made to your estate or legal representative, and your death benefits payable due to your death under Company employee benefit plans or programs will also be paid.

(b) Termination for Cause. The Company may terminate your employment for cause at any time without advance notice. “Cause” will include, but not be limited to:

(i) your material failure to perform your material duties or your material breach of the terms of this Agreement which is not remedied by you within 30 days after receipt of written notice from Universal specifically delineating each claimed failure or breach and setting forth Universal’s intention to terminate your employment if the failure or breach is not duly remedied;

(ii) your material failure to comply with Company policies, as such policies may be amended from time to time, including, without limitation, the General Electric Integrity Policies contained in The Spirit and the Letter of Our Commitment, a copy of which is enclosed herewith (a copy of the Personal Commitment Acknowledgement Form is also attached hereto as Schedule 1 for your signature), the NBC Universal Policy on Harassment and the Employment Data Protection Standards, copies of which are attached as Schedule 2 to this Agreement as determined by the Company’s Human Resources or Internal Audit Departments following a full, good faith investigation; or

(iii) your conviction of a felony or crime of moral turpitude.

(c) Involuntary Termination. The Company may terminate your employment other than for Cause or on account of Disability, as defined in Paragraph 4(d), in which case you will receive the greater of (i) continuation of Base Salary and benefits as specified in Paragraph 4(a); provided the Company will retain a right of offset against the amounts payable to you under this Paragraph and will be entitled to reduce the amount of any compensation and benefits payable to you under this Agreement by the amount of compensation and benefits of any kind earned or received by you from any third party from the date of termination through the end of the payment term pursuant to this Paragraph or (ii) in exchange for a release acceptable to the Company, a lump sum payment equal to one month of Base Salary in effect immediately before the day of termination multiplied by the number of years you were employed with the Company and/or its affiliates. You agree that you will have no rights or remedies in the event of your termination without Cause other than those set forth in this Agreement.

(d) Termination for Disability. The Company may terminate your employment on account of a Disability and the payments required by Paragraph 4(a) will be made. You will be deemed to have a “Disability” if you are incapacitated by a physical or mental condition, illness or injury which has prevented you from being able to perform the essential duties of your position under this Agreement in a satisfactory fashion for all of a consecutive 180-day period.

(e) Death. If you die while employed under this Agreement, the payments required by Paragraph 4(a) will be made.

5. Covenants.

(a) Acknowledgment. You acknowledge that you currently possess or will acquire secret, confidential, or proprietary information or trade secrets concerning the operations, future plans, or business methods of the Company or its affiliates. You agree that the Company would be severely damaged if you misused or disclosed this information. To prevent this harm, you are making the promises set forth in this Paragraph. You acknowledge that the provisions of this Paragraph are reasonable and necessary to protect the legitimate interests of the Company and that any violation of such provisions would result in irreparable injury to the Company. In the event of a violation of the provisions of this Paragraph, you further agree that the Company will, in addition to all other remedies available to it, be entitled to seek equitable relief by way of injunction and any other legal or equitable remedies.

(b) Promise Not to Disclose. You will hold in a fiduciary capacity, for the benefit of the Company, all confidential or proprietary information, knowledge and data of the Company, which you may acquire, learn, obtain or develop during your employment by the Company. Further, you will not, during the Term or at any time thereafter, directly or indirectly use, communicate or divulge for your own benefit or for the benefit of another any such information, knowledge or data other than (i) as required by the Company or (ii) as required by law or as ordered by a court or (iii) with respect to matters that are generally known to the public. You make the same commitments with respect to the secret, confidential or proprietary information, knowledge and data of affiliates, customers, contractors and others with whom the Company has a business relationship or to whom the Company or its affiliates owe a duty of confidentiality. The information covered by this protection includes, but is not limited to, matters of a business or strategic nature such as information about costs and profits, projections, personnel information, reengineering, records, customer lists, contact persons, customer data, software, sales data, possible new business ventures and/or expansion plans or matters of a creative nature, including without limitation, matters regarding ideas of a literary, creative, musical or dramatic nature, or regarding any form of product produced, distributed or acquired by the Company (“Company Information”). Company Information will be considered and kept as the private, proprietary and confidential information of the Company except within the Company as required to perform services, and may not be divulged (A) without the express written authorization of the Company or (B) unless required by law or ordered by a court or (C) unless the Company Information is generally known to the public. You further agree that you will neither publicly disclose the terms of this Agreement nor publicly discuss the Company in a manner that tends to portray the Company in an unfavorable light.

(c) Promise Not to Engage In Certain Activities. You will not at any time during your employment by the Company or the period of payment pursuant to Paragraph 4 be or become (i) interested or engaged in any manner, directly or indirectly, either alone or with any person, firm or corporation now existing or hereafter created, in any business which is or may be competitive with the business of the Company and its affiliates or (ii) directly or indirectly a stockholder or officer, director, agent, consultant or employee of, or in any manner associated with, or aid or abet, or give information or financial assistance to, any such business. The provisions of this Paragraph will not be deemed to prohibit your purchase or ownership, as a passive investment, of not more than five percent (5%) of the outstanding capital stock of any corporation whose stock is publicly traded.

(d) Promise to Return Property. All records, files, lists, drawings, documents, models, equipment, property, computer, software or intellectual property relating to the Company’s business in whatever form (including electronic) will be returned to the Company upon the termination of your employment, whether such termination is at your or the Company’s request.

(e) Promise Not to Solicit. You will not during (i) the period of your employment by the Company, (ii) the period of payment pursuant to Paragraph 4 or (iii) the period ending one (1) year after the later of the periods described in the previous clauses (i) or (ii) induce or attempt to induce any employees, consultants, contractors or representatives of the Company (or those of any of its affiliates) to stop working for, contracting with or representing the Company or any of its affiliates or to work for, contract with or represent any of the Company’s (or its affiliates’) competitors.

(f) Company Ownership. The results and proceeds of your services hereunder, including, without limitation, any works of authorship resulting from your services during your employment with the Company and/or any of the Company’s affiliates and any works in progress, will be works-made-for hire and the Company will be deemed the sole owner throughout the universe of any and all rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed, with the right to use the same in perpetuity in any manner the Company determines in its sole discretion without any further payment to you whatsoever. If, for any reason, any of such results and proceeds will not legally be a work-for-hire and/or there are any rights which do not accrue to the Company under the preceding sentence, then you hereby irrevocably assign and agree to assign any and all of your right, title and interest thereto, including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed, to the Company, and the Company will have the right to use the same in perpetuity throughout the universe in any manner the Company determines without any further payment to you whatsoever. You will, from time to time, as may be requested by the Company, do any and all things which the Company may deem useful or desirable to establish or document the Company’s exclusive ownership of any and all rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright and/or patent applications or assignments. To the extent you have any rights in the results and proceeds of your services that cannot be assigned in the manner described above, you unconditionally and irrevocably waive the enforcement of such rights. This Paragraph is subject to and will not be deemed to limit, restrict, or constitute any waiver by the Company of any rights of ownership to which the Company may be entitled by operation of law by virtue of the Company being your employer.

(g) Prior Restrictions. You represent that you are free to enter into this Agreement and are not restricted in any manner from performing under this Agreement by any prior agreement, commitment, or understanding with any third party. If you have acquired confidential or proprietary information in the course of your prior employment or as a consultant, you will fully comply with any duties not to disclose such information then applicable to you during the Term.

6. Services Unique. You recognize that your services hereunder are of a special, unique, unusual, extraordinary and intellectual character, giving them a peculiar value, the loss of which the Company cannot be reasonably or adequately compensated for in damages. In the event of a breach of this Agreement by you (particularly, but without limitation, with respect to the provisions hereof relating to the exclusivity of your services), the Company will, in addition to all other remedies available to it, be entitled to seek equitable relief by way of injunction and any other legal or equitable remedies. This provision will not be construed as a waiver of the rights which the Company may have for damages under this Agreement or otherwise, and all of the Company’s rights and remedies will be unrestricted.

7. Notices. All notices and other communications hereunder will be in writing and will be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employee:

At the address indicated on the first page hereof.

If to the Company:

Vivendi Universal Entertainment LLLP

100 Universal City Plaza

Universal City, California 91608

Attention: Executive Vice President, Human Resources

or to such other address as either party will have furnished to the other in writing. Notice and communications will be effective when actually received by the addressee.

8. Assignment/Affiliated Corporations. The Company will have the right to assign this Agreement to any affiliate or successor of the Company so long as this Agreement is assumed by the affiliate or successor. You acknowledge and agree that all of your covenants and obligations to the Company, as well as the rights of the Company hereunder, will run in favor of and will be enforceable by the Company, its affiliates and their successors.

9. Arbitration of Disputes.

(a) Arbitrable Disputes. You and the Company agree to use final and binding arbitration to resolve any dispute each party may have with the other or any affiliate relating to this Agreement or your employment with and/or termination from the Company (an “Arbitrable Dispute”). An Arbitrable Dispute includes, without limitation, any dispute about the validity, interpretation, or effect of this Agreement, or alleged violations of it, and further including, without limitation, any and all claims for compensation, breach of implied contract, tort violations and claims arising out of any alleged discrimination, harassment, or retaliation, including, but not limited to, those covered by the California Fair Employment and Housing Act (or similar state statute), the 1964 Civil Rights Act, 42 U.S.C. Section 2000e et seq., the Age Discrimination in Employment Act, and the Americans With Disabilities Act.

(b) Exclusive Forum. Arbitration in this manner will be the exclusive forum for any Arbitrable Dispute. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JUDGE OR JURY IN REGARD TO AN ARBITRABLE DISPUTE. Should you or the Company attempt to resolve an Arbitrable Dispute by any method other than arbitration pursuant to this Paragraph (excluding any initial oral or written settlement negotiations by either party), the responding party will be entitled to recover from the initiating party all damages, expenses, and attorneys’ fees incurred as a result of that breach.

(c) Injunctive Relief. Notwithstanding Paragraphs 9(a) and 9(b), due to the irreparable harm that would result from certain actual or threatened violations of this Agreement, where either party is seeking only injunctive relief (e.g., a temporary restraining order, temporary injunction or permanent injunction), such party may file suit or bring an application for such injunctive relief in any federal or state court of competent jurisdiction without violating this Agreement and such suit for injunctive relief will not be considered an Arbitrable Dispute.

(d) The Arbitration. Arbitration will take place in Orlando, Florida before a single experienced employment arbitrator licensed to practice law in Florida and selected in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. In any such arbitration proceeding, any hearing must be transcribed by a certified court reporter. The arbitrator may not modify, change or disregard any lawful terms of this Agreement in any way or issue an award that is contrary to the law of Florida. At the conclusion of the arbitration, the arbitrator shall issue a written ruling consistent with Florida law setting forth the essential findings of fact and conclusions of law on which the arbitration award is based. The decision of the arbitrator shall be final and binding and enforceable in any court of competent jurisdiction.

(e) Fees and Expenses. Each party will pay the fees of their respective attorneys, the expenses of their witnesses and experts, cost of any record or transcript of the arbitration, and any other expenses connected with the arbitration that such party might be expected to incur had the dispute been subject to resolution in court. The Company shall pay all costs and expenses of the arbitration that you would not otherwise have incurred if the dispute had been adjudicated in a court of law, rather than through arbitration; such as the arbitrator’s fees and any arbitration association administrative fees or filing fees in excess of the maximum court filing fee in the jurisdiction in which the arbitration is commenced.

(f) Confidentiality. All proceedings and all documents prepared in connection with any Arbitrable Dispute shall be confidential and, unless otherwise required by law, the subject matter thereof shall not be disclosed to any person other than the parties to the proceedings, their counsel, witnesses and experts, the arbitrator, and, if involved, the court and court staff.

10. Miscellaneous. No provisions of this Agreement may be amended, modified, waived, or discharged except by a written document signed by you and a duly authorized officer of the Company. A waiver of any conditions or provisions of this Agreement in a given instance will not be deemed a waiver of such conditions or provisions at any other time. The validity, interpretation, construction, and performance of this Agreement will be governed by the laws of the State of Florida without regard to its conflicts of law principles. This Agreement will be binding upon, and will inure to the benefit of, you and your estate and the Company and any successor thereto, but neither this Agreement nor any rights arising under it may be assigned or pledged by you.

11. Validity. The invalidity or unenforceability of any provisions of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute the same instrument.

13. Entire Agreement. This Agreement sets forth the entire understanding between you and the Company. All oral or written agreements or representations, express or implied, with respect to the subject matter of this Agreement are set forth in this Agreement. All prior employment agreements, understandings and obligations (whether written, oral, express or implied) between you and the Company, if any, are terminated as of the commencement date of the Term and are superseded by this Agreement.

Very truly yours,

Vivendi Universal Entertainment LLLP

By:	/s/ Kenneth Kahrs
Name :	Kenneth Kahrs
Title:	Senior VP of Human Resources

ACCEPTED AND AGREED:

/s/ Michael Short MICHAEL SHORT